NEWS RELEASE


FOR IMMEDIATE RELEASE:       June 2, 1997, 3:00 P.M. EST

CONTACTS: Robert E. Hoptry              James L. Saner, Sr.
          Indiana United Bancorp        P.T.C. Bancorp
          812/663-0157                  765/647-3591


   Indiana United Bancorp - NASDAQ Trading Symbol, IUBC - and P.T.C. Bancorp Announce Plans to Merge


Robert E. Hoptry, Chairman, President and Chief Executive Officer of Indiana United Bancorp ("IUBC") and James L. Saner, Sr., President and Chief Executive Officer of P.T.C. Bancorp ("PTC") today jointly announced they have reached an agreement in principle which is expected to lead to a merger of the two Indiana community banking companies.

The agreement in principle provides that PTC shareholders will receive 1.075 shares of IUBC stock in exchange for each share of PTC. The parties view the proposed transaction as a merger of equals, with the combined entity retaining the name of Indiana United Bancorp and holding assets totaling almost $650 million.

Hoptry will continue as Chairman and Chief Executive Officer and Saner will be President and Chief Operating Officer.
The consolidated board of directors will be comprised of an equal number of directors from each organization.

Hoptry stated, "The proximity of markets, the compatibility of business philosophy and our mutual commitment to customer service provide a foundation for this merger. PTC's strong earnings and experienced management will add value to our organization and we expect the merger will be accretive soon after the transaction is completed."

Saner added, "Indiana United is a strongly capitalized, well managed company with a history of high asset quality. We believe this merger offers our shareholders exceptional value and improved liquidity, while allowing us to continue our commitment to community banking."
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PTC is a one bank holding company headquartered in
Brookville, Indiana. Through its subsidiary, Peoples Trust Company, it operates 17 banking offices throughout southern and eastern Indiana and has assets totaling nearly $300 million.

IUBC is headquartered in Greensburg, Indiana and operates two subsidiaries, Union Bank and Trust Company of Indiana and Regional Federal Savings Bank. With assets totaling
$340 million, Indiana United also serves communities in southern and eastern Indiana.

Upon completion of the merger, IUBC will operate 28 offices in 12 counties throughout the southern and eastern regions of Indiana. All subsidiaries will retain their current charters and local boards of directors, and each will operate with high levels of local decision making authority, assuring prompt, responsive service to their local communities.

The transaction is subject to the execution of a definitive merger agreement, various regulatory approvals and the approval of the shareholders of both organizations. It is expected to be a tax-free reorganization that will be accounted for as a "pooling of interests". Management anticipates the transaction will be completed by the end of 1997.